Exhibit 3.2

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Designation (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY—DO NOT HIGHLIGHT                                                                  ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For

Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1.	Name of corporation:

Neogenomics, Inc.

2.	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The undersigned, a duly authorized officer of Neogenomics, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Company”), in accordance with the Company’s Articles of Incorporation (the “Articles”) and the provisions of Sections 78.195 and 78.1955 of the Nevada Revised Statutes (the “NRS”), does hereby certify that the following resolution was duly approved and adopted by the Board of Directors of the Company (the “Board”) at a meeting of the Board pursuant to Section 78.315 of the NRS, on October 19, 2015:

See Exhibit A for the remainder of the resolution.

3.	Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4.	Signature: (required)

X /s/ George Cardoza

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation

Revised: 1-5-15

Exhibit A

CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

(Par Value $0.001)

OF NEOGENOMICS, INC.,

WHEREAS, on December 21, 2015, the stockholders of the Company approved an amendment to the Articles, which among other things, increased (i) the number of shares of common stock, par value $0.001 per share (the “Common Stock”) authorized for issuance from One Hundred Million (100,000,000) to Two Hundred Fifty Million (250,000,000); and (ii) the number of shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) authorized for issuance from Ten Million (10,000,000) to Fifty Million (50,000,000); and

WHEREAS, the Board has the power, pursuant to Article 4 of the Articles, to authorize the issuance from time to time of one or more series of Preferred Stock and, with respect to each such series, to fix by resolution providing for the authorization of such series, the number of shares of each such series, and the voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designation of each such series and the relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof; and

WHEREAS, the Board has determined that it is in the best interests of the Company to provide for the designation of Twenty Five Million, Four Hundred Forty Two Thousand, One Hundred Twenty One (25,442,121) shares of the Preferred Stock as Series A Convertible Preferred Stock, having a par value of $0.001 per share (the “Series A Preferred Stock”); and therefore, it is

RESOLVED, that, pursuant to the authority expressly granted to and vested in the Board by the Articles and Sections 78.195 and 78.1955 of the NRS, the Board hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative, participating, optional and other special rights of the shares of the Series A Preferred Stock as follows:

SECTION 1

DESIGNATION AND RANK

1.1 Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Company a single series of Preferred Stock, the designation of which shall be Series A Convertible Preferred Stock. Each share of Series A Preferred Stock shall have a par value of $0.001 per share. The “Stated Value” for each share of Series A Preferred Stock shall initially equal $7.50 per share.

1.2 Number of Authorized Shares. The number of authorized shares constituting the Series A Preferred Stock is Twenty Five Million, Four Hundred Forty Two Thousand, One Hundred Twenty One (25,442,121).

1.3 Rank. The Series A Preferred Stock shall be senior to all other classes and series of capital stock of the Company, including, without limitation, Common Stock and other series of Preferred Stock (collectively, “Junior Stock”), including, without limitation, with respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon a Liquidation Event (as defined herein).

1.4 Initial Issuance. The Company anticipates issuing 14,666,667 shares of the Series A Preferred Stock, with an aggregate Liquidation Preference of $110,000,000 as of the date of issuance, promptly following the filing of this Certificate of Designations with the Secretary of State of the State of Nevada (the “Initial Issuance”).

SECTION 2

VOTING RIGHTS

2.1 General. Each holder of Series A Preferred Stock (each, a “Holder”) shall have such number of votes for each share of Series A Preferred Stock held of record by such Holder on an as converted (into Common Stock) basis, on each matter upon which holders of Common Stock have the right to vote and shall vote together with the holders of Common Stock (and any other class or series which may be similarly entitled to vote) as one class on all matters upon which holders of Common Stock have the right to vote, and not as a separate class or series except as set forth in Section 2.2 below.

2.2 Series Voting. In addition to the other requirements of this Certificate of Designations and any other vote of the Company’s stockholders required under applicable law, if any shares of Series A Preferred Stock remain outstanding at any point in time, the affirmative vote or written consent of the Holders of at least a majority of the then issued and outstanding shares of Series A Preferred Stock, voting together as a single class, shall be required for the Company to effect any corporate action (whether taken by amendment, merger, consolidation or otherwise) to:

(i) increase or decrease the authorized number of shares of Series A Preferred Stock; or

(ii) create or authorize the creation of or issue any equity security, including any security convertible into or exchangeable for any equity security, of any other class or series having rights, preferences or privileges ranking on parity with or senior to or prior to the Series A Preferred Stock; or

(iii) change the powers, designations, preferences, limitations, restrictions, voting or other rights of the Series A Preferred Stock set forth in this Certificate of Designations; or

(iv) alter or amend any provision of the Articles or the Bylaws of the Company in a manner adverse to the rights of the Series A Preferred Stock set forth in this Certificate of Designations; or

(v) redeem, repurchase or otherwise acquire any Junior Stock; provided, that, this restriction shall not apply to the repurchase of Junior Stock held by employees, independent contractors, consultants or medical doctors of the Company upon termination of their employment or services pursuant to employment agreements, consulting agreements or settlement agreements providing for such repurchase; or

(vi) after the Initial Issuance, issue any additional shares of Series A Preferred Stock, except as required pursuant to the terms of this Certificate of Designations; or

(vii) effect an exchange, reclassification or cancellation of all or part of the Series A Preferred Stock; or

(viii) change the Series A Preferred Stock into the same or a different number of shares, with or without par value, of the same or another class.

In addition, without the affirmative vote or written consent of Holders of at least a majority of the then issued and outstanding shares of Series A Preferred Stock, voting together as a single class, the Company shall not consummate a recapitalization, share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company with another entity, which recapitalization, share exchange, reclassification, merger or consolidation does not constitute a Liquidation Event, unless in each case after giving effect to such recapitalization, share exchange, reclassification, merger or consolidation: (i) the Series A Preferred Stock remains outstanding and the powers, preferences, privileges and voting and other rights are not amended in any respect or, in the case of any such recapitalization, share exchange, reclassification, merger or consolidation with respect to which the Company is not the surviving or resulting entity, the shares of Series A Preferred Stock are converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent; and (ii) the shares of Series A Preferred Stock remaining outstanding or such preferred securities, as the case may be, have such powers, preferences, privileges and voting and other rights that are substantially the same as the powers, preferences, privileges and voting and other rights of the Series A Preferred Stock immediately prior to the consummation of such transaction.

SECTION 3

CONVERSION RIGHTS

3.1 Conversion.

(a) Automatic Conversion. Each share of Series A Preferred Stock issued and outstanding as of the date which is the tenth anniversary (the “Automatic Conversion Date”) of the first date on which shares of Series A Preferred Stock are issued (the “Original Issue Date”) shall automatically convert into such number of fully paid and non-assessable shares of Common Stock, free and clear of all liens, claims and encumbrances (except those created by the Holders), equal to the quotient of its Liquidation Preference, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares (including after giving effect to the last paragraph of Section 4.1(a)), divided by the then effective Conversion Price (an “Automatic Conversion”). The “Conversion Price” shall be equal to the Stated Value multiplied by the Conversion Rate (as defined below). The “Conversion Rate” shall initially be equal to 1.0, subject to the adjustments set forth under this Section 3 that may occur prior to the Automatic Conversion Date.

(b) Optional Conversion by Holder. At any time, from and after the third anniversary of the Original Issue Date, to the extent the VWAP (as defined below) of the Company’s Common Stock equals or exceeds $8.00 per share, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to shares of Common Stock (the “Optional Conversion Trigger Price”), for thirty consecutive trading days, any Holder, upon written notice (the “Optional Conversion Notice”) to the Company, shall have the right to convert any or all shares of Series A Preferred Stock it owns into fully paid and non-assessable shares of Common Stock, free and clear of all liens, claims and encumbrances (except those created by the Holders), equal to the quotient of the Liquidation Preference, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares (including after giving effect to the last paragraph of Section 4.1(a)), divided by the then effective Conversion Price (an “Optional Conversion”), and the date upon which the Company receives such notice shall be the effective date of any Optional Conversion (an “Optional Conversion Date”). The Optional Conversion Notice shall specify the number of shares of Series A Preferred Stock to be converted by a Holder pursuant to the Optional Conversion. “VWAP” means, as of any applicable date of determination, the volume weighted average per share price of the Common Stock on the applicable trading day on the principal national securities exchange on which the Common Stock is listed or admitted to trading (the “Principal Securities Exchange”). An example calculation is as follows: if a Holder submits an Optional Conversion Notice on the 180th day after the 4th anniversary of the Original Issue Date, then each share of Series A Preferred Stock such Holder elects to convert, shall convert into Common Stock based on the following formula, assuming no adjustments for any stock dividends, combinations, splits, recapitalizations and the like with respect to Series A Preferred Stock (other than PIK Dividends as noted below):

Liquidation Preference per share of Series A Preferred Stock/Conversion Price per share of Series A Preferred Stock

Liquidation Preference = $110,000,000

Aggregate accrued and unpaid PIK Dividends as of the beginning of year 5 = $13,735,040

Accrued and unpaid PIK Dividends in the calendar year in which conversion occurs (6 month period in year 5) = $3,093,376

Conversion Price = $7.50

Common Stock issued = ($110,000,000 + $13,735,040 + $3,093,376)/$7.50 = 16,910,456

(c) Conversion Protocol. Upon any Automatic Conversion or Optional Conversion of shares of Series A Preferred Stock, each Holder shall be deemed to own the number of shares of Common Stock into which such Holder’s shares of Series A Preferred Stock are converted. Promptly thereafter the Holder shall surrender the certificate or certificates representing the Series A Preferred Stock that were converted at the office of the Company or of the transfer agent for such shares, or at such other place designated by the Company. Such surrender shall be made by hand delivery or by reputable overnight courier. The Company shall, promptly upon receipt of such certificates representing the shares of Series A Preferred Stock that have been converted, deliver to such Holder, a certificate or certificates for the number of shares of Common Stock to which such Holder shall be entitled and, if applicable, a certificate representing those shares of Series A Preferred Stock that have not been so converted. At the close of business on the Automatic Conversion Date or the Optional Conversion Date, the Holder shall be deemed to be the beneficial owner of the shares of Common Stock into which the converted Series A Preferred Stock have been converted, and the converted Series A Preferred Stock theretofore held by such Holder shall no longer be outstanding and shall be deemed cancelled and void irrespective of whether such Holder delivers the certificate representing the subject shares of Series A Preferred Stock.

(d) Application to PIK Dividends. The conversion (Section 3.1) and anti- dilution (Sections 3.3 - 3.6) terms of this Section 3 shall be applicable to and include any shares of Series A Preferred Stock that have accrued as PIK Dividends pursuant to Section 4.1 but that have not been paid as of any Automatic Conversion Date or Optional Conversion Date.

3.2 No Fractional Shares. The Company shall not be required to issue or cause to be issued fractional shares of Common Stock pursuant to any provision of this Certificate of Designations. If any fraction of a share of Common Stock would be issuable pursuant to this Certificate of Designations, the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share.

3.3 Adjustments for Consolidation, Merger, etc. In case of any consolidation or merger of the Company with any other entity (other than a wholly-owned subsidiary of the Company), or in case of any sale or transfer of all or substantially all of the assets of the Company, or in case of any share exchange pursuant to which all of the outstanding shares of Common Stock are converted into other securities or property of the Company, the Company shall, prior to or at the time of such transaction, make appropriate provision or cause appropriate provision to be made so that Holders of each share of Series A Preferred Stock then outstanding shall have the right thereafter to convert such shares of Series A Preferred Stock into the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock could have been converted immediately prior to the effective date of such consolidation, merger, sale, transfer or share exchange. If in connection with any such consolidation, merger, sale, transfer or share exchange, each holder of shares of Common Stock is entitled to elect to receive either securities, cash or other assets upon completion of such transaction, the Company shall provide or cause to be provided to each Holder of Series A Preferred Stock the right to elect the securities, cash or other assets into which the Series A Preferred Stock held by such Holder shall be convertible after consummation of any such transaction on the same terms and subject to the same conditions applicable to holders of the Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election shall be made and the effect of failing to exercise the election).

3.4 Adjustments to Conversion Rate for Stock Splits, Reclassifications, and Certain Distributions.

(a) In the event the Company at any time or from time to time after the Original Issue Date fixes a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Rate of the Series A Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate of shares of Common Stock outstanding and those shares of Common Stock issuable with respect to such Common Stock Equivalents as though such shares were issued at the time such Common Stock Equivalents were issued.

(b) If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Rate for the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(c) In the event the Company declares a dividend or distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets, rights or warrants entitling such holders to subscribe for or purchase shares of Common Stock at a price per share less than the then-current closing share price of the Common Stock, or any other Common Stock Equivalents not referred to in Section 3.4(a), then, in each such case, the Holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock into which their shares of Series A Preferred Stock would be convertible as if they were converted on the record date fixed for the determination of the holders of Common Stock entitled to receive such dividend or distribution.

(d) In the event the Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares, dividend, distribution or reorganization, merger, consolidation, sale of assets or share exchange provided for elsewhere in this Section 3), in any such event each Holder of Series A Preferred Stock shall have the right thereafter to convert such Series A Preferred Stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which the shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms hereof.

3.5 Subsequent Adjustments. In the case of any adjustment pursuant to this Section 3, appropriate adjustment shall be made in the application of the provisions of this Section 3 with respect to the rights of the Holders of the Series A Preferred Stock after such consolidation, merger, sale, transfer, share exchange, recapitalization, reclassification or other change to the end that the provisions of this Section 3 (including adjustment of the Conversion Rate then in effect and the number of shares of Common Stock, securities or other property, or class or classes of stock issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

3.6 Stockholder Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Common Stock on the Automatic Conversion Date or an Optional Conversion Date, upon conversion of any Series A Preferred Stock, such Holder shall receive, in addition to the Common Stock, the rights under such rights plan, unless, prior to such Automatic Conversion Date or an Optional Conversion Date, the rights have separated from the Common Stock, in which case the Conversion Rate shall be adjusted at the time of separation of such rights as if the Company made a distribution to all holders of Common Stock.

3.7 No Impairment. The Company will not, by amendment of its Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders of Series A Preferred Stock against impairment.

SECTION 4

DIVIDEND RIGHTS

4.1 Dividends or Distributions.

(a) General Obligation. Commencing on the one year anniversary of the Original Issue Date and ending on the Automatic Conversion Date, in the event that any shares of Series A Preferred Stock remain issued and outstanding, dividends (the “PIK Dividends”) on each share of Series A Preferred Stock shall accrue quarterly in arrears on the last day of each March, June, September and December, and in kind in an amount of shares of Series A Preferred Stock equal to (i) the product of the PIK Dividend rate described in the table below for the period indicated (as applicable, the “PIK Dividend Rate”), multiplied by the then effective Liquidation Preference per share of Series A Preferred Stock, divided by (ii) four (4).

For the Period:	PIK Dividend Rate per Annum in Effect
Commencing on the Original Issue Date and ending on the 1st anniversary of the Original Issue Date	0.0%

Commencing on the day after the 1st anniversary of the Original Issue Date and ending on the 4th anniversary of the Original Issue Date	4.0%

Commencing on the day after the 4th anniversary of the Original Issue Date and ending on the 5th anniversary of the Original Issue Date	5.0%

Commencing on the day after the 5th anniversary of the Original Issue Date and ending on the 6th anniversary of the Original Issue Date	6.0%

Commencing on the day after the 6th anniversary of the Original Issue Date and ending on the 7th anniversary of the Original Issue Date	7.0%

Commencing on the day after the 7th anniversary of the Original Issue Date and ending on the 8th anniversary of the Original Issue Date	8.0%

Commencing on the day after the 8th anniversary of the Original Issue Date and ending on the 9th anniversary of the Original Issue Date	9.0%

Commencing on the day after the 9th anniversary of the Original Issue Date and ending on the Automatic Conversion Date	10.0%

Such PIK Dividends shall be cumulative and shall accrue whether or not they have been earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of PIK Dividends. On December 31 of each year, beginning on the first anniversary of the Original Issue Date and ending on the Automatic Conversion Date (each, a “Dividend Reference Date”), all PIK Dividends which have accrued on a share of Series A Preferred Stock outstanding during such calendar year (or such shorter period in the case of the initial Dividend Reference Date) shall be added to the then effective Liquidation Preference of such share of Series A Preferred Stock. Notwithstanding anything to the contrary contained herein, in the event of a Redemption or conversion of Series A Preferred Stock or a Liquidation Event on any date other than December 31 of any calendar year, the Redemption Amount, Liquidation Preference and the shares of Series A Preferred Stock so convertible in connection therewith, as applicable, shall be increased by PIK Dividends in an amount equal to the Liquidation Preference multiplied by the product of (i) the PIK Dividend Rate in effect for such year reflected in the table above, and (ii) the quotient of (x) the number of calendar days elapsed from January 1 of such year to the date of consummation of such Redemption, conversion or Liquidation Event, as applicable, divided by (y) 360.

(b) Dividend Payment Date. The accrued PIK Dividends shall be payable at such times and with such frequency as determined in the sole discretion of the Board (each such date, a “PIK Dividend Payment Date”) to the Holders of record, as they appear on the stock records of the Company at the close of business on such record date as shall be fixed by the Board not more than sixty (60) nor less than ten (10) days preceding such PIK Dividend Payment Date.

(c) Payment Method. The Company shall make PIK Dividend payments on each PIK Dividend Payment Date by Payment-in-Kind. “Payment-In-Kind” with respect to any PIK Dividend Payment Date, means the issuance by the Company to each Holder of Series A Preferred Stock that number of additional shares of Series A Preferred Stock that have a Stated Value, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares, equal to the amount of accrued PIK Dividends on such Holder’s shares of Series A Preferred Stock outstanding as of such PIK Dividend Payment Date. Notwithstanding anything to the contrary contained herein, each Redemption Amount, Liquidation Preference and the number of shares of Series A Preferred Stock convertible hereunder shall be increased in accordance with this Certificate of Designations for all accrued and unpaid PIK Dividends, regardless of whether there has been any Payment-in-Kind with respect thereto.

(d) Limited Alternative Payment Method. Notwithstanding anything to the contrary contained herein if, on account of an increase in the Liquidation Preference of a share of Series A Preferred Stock pursuant to Section 4.1(a), any Holder of Series A Preferred Stock would be prohibited by any applicable law, rule or regulation (including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) from holding its Series A Preferred Stock or converting all its Series A Preferred Stock at the then effective Conversion Price, without receiving the consent of any governmental authority that has not been obtained at such time, then the Liquidation Preference shall not be so increased and on such Dividend Reference Date, such PIK Dividend shall be paid in cash on such Dividend Reference Date to each Holder in respect of each share of Series A Preferred Stock that it holds, in lieu of such increase in the Liquidation Preference; provided further that if the condition set forth above shall cease to exist prior to an Optional Conversion Date or the Automatic Conversion Date, the Liquidation Preference shall be increased to such Liquidation Preference that would then be in effect as if such condition had not existed. The Company agrees to notify each Holder, at least five (5) Business Days prior to any Dividend Reference Date on which the condition set forth above will apply, of such condition.

4.2 Consent of Series A Preferred Holders. No dividends, share repurchases, or any other payments may be made with respect to any Junior Stock without the prior written consent of Holders of a majority of the shares of Series A Preferred Stock then outstanding. If the Holders of a majority of the shares of Series A Preferred Stock so grant their consent to such dividend, share repurchase or other payment, the Series A Preferred Stock shall participate in all such dividends and other payments and, at the Holder’s election, share repurchases, in each case with respect to Junior Stock on an as-converted basis. Consent of Holders of a majority of the Series A Preferred Stock is not required if all shares of Series A Preferred Stock have been redeemed or converted in accordance with the terms of this Certificate of Designations prior to the declaration of any such dividend, the consummation of any such share repurchase or payment, or the fixing of a record date for the stockholders to participate therein with respect thereto.

SECTION 5

LIQUIDATION RIGHTS

5.1 Liquidation Preference. To the extent not prohibited by applicable law, upon the occurrence of any Liquidation Event, each Holder shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of shares of Junior Stock out of the assets of the Company legally available therefor, whether such assets are capital, surplus or earnings, an amount, payable in cash, equal to the Stated Value plus all declared and unpaid dividends thereon, including all accrued and unpaid PIK Dividends regardless of whether there has been any Payment-in-Kind with respect thereto and after giving effect to the last paragraph of Section 4.1(a), in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares (the “Liquidation Preference”), for each share of Series A Preferred Stock held by such Holder. “Liquidation Event” means any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, and any Deemed Liquidation Event.

5.2 Deemed Liquidation Event. A “Deemed Liquidation Event” shall mean any of the following: (a) the acquisition by any person other than a Holder or an Affiliate (as defined below) of any Holder of 50% or more of the voting securities of the Company; (b) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company’s voting power immediately after such consolidation, merger or reorganization; and (c) any sale, lease, license, transfer or other disposition of all or substantially all of the assets, technology or intellectual property of the Company, other than non-exclusive licenses granted in the ordinary course of the Company’s business. “Affiliate” of a person entity shall mean another person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such first person or entity.

5.3 Pro Rata Distribution. If, upon the occurrence of a Liquidation Event, the assets and funds of the Company distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Liquidation Preference, then the entire net assets of the Company legally available for distribution shall be distributed among the Holders, ratably in proportion to the aggregate Liquidation Preference to which each Holder would otherwise be entitled and such distributions may be made in cash.

SECTION 6

REDEMPTION RIGHTS

6.1 Redemption; Company Option. At any time, and from time to time, the Company may redeem, via cash delivery to the Holders, all, or any portion with an aggregate Redemption Amount of no less than (a) from the Original Issue Date until the 4th anniversary of the Original

Issue Date, $10,000,000 and (b) after the 4th anniversary of the Original Issue Date, $5,000,000 (each a “Minimum Redemption Amount”), of the shares of Series A Preferred Stock then outstanding (“Redemption”). If at any time the Company elects to redeem less than all of the shares of Series A Preferred Stock then outstanding pursuant to this Section 6.1, (x) the Company shall redeem shares of Series A Preferred Stock pro rata among all Holders based on the number of shares of Series A Preferred Stock then held by each Holder as a percentage of the aggregate number of shares of Series A Preferred Stock then outstanding and (y) any Redemption in excess of the Minimum Redemption Amount shall be made only in $1,000,000 increments. The Company shall effect any event of Redemption by providing the Holders with five (5) Business Days’ advance written notice (the “Redemption Notice”), and the delivery to the Holders of an amount equal to the then effective Liquidation Preference (including after giving effect to the last paragraph of Section 4.1(a)) per share of Series A Preferred Stock to be redeemed (the “Redemption Amount”) on or prior to the date of Redemption (the “Redemption Date”) with respect thereto. The Redemption Date for a Redemption shall be specified in the Redemption Notice for such Redemption and in no event shall such Redemption Date be more than five (5) Business Days following Holders’ receipt of the applicable Redemption Notice. A Redemption Notice with respect to a Redemption of Series A Preferred Stock held by the Holders shall be irrevocable upon receipt by any Holder. Each share of Series A Preferred Stock redeemed by the Company will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred.

6.2 Redemption Upon Future Capital Raises. For so long as any shares of Series A Preferred Stock remain outstanding, in the event that the Company issues any other class or series of equity or Common Stock Equivalents or any unsecured debt securities for cash consideration, subject to the terms and conditions of this Certificate of Designations (each such issuance, a “Triggering Issuance”), the Company shall apply at least fifty percent (50%) of the Net Cash Proceeds (as defined below) from any such Triggering Issuance to redeem shares of Series A Preferred Stock held by the Holders of Series A Preferred Stock at the time of such Triggering Issuance at a redemption price per share equal to the Redemption Amount, payable in cash, and such payment to be made in full within five (5) Business Days of the consummation of such Triggering Issuance; provided, however, that cash proceeds received by the Company in connection with the exercise of options, warrants or similar securities that are issued by the Company to employees, directors, independent contractors, consultants or medical doctors as compensation shall not be applied to the redemption of shares of Series A Preferred Stock held by the Holders of Series A Preferred Stock. Any Redemption pursuant to this Section 6.2 shall be made pro rata among all Holders based on the number of shares of Series A Preferred Stock then held by each Holder as a percentage of the aggregate number of shares of Series A Preferred Stock then outstanding. The Company shall provide a Redemption Notice to the Holders of Series A Preferred Stock in accordance with Section 6.1 with respect to any redemption pursuant to this Section 6.2. Notwithstanding the foregoing, none of the terms of this Section 6.2 shall restrict or otherwise limit or impede the Company’s rights and sole discretion to pursue and consummate any transaction that would constitute a Triggering Issuance, subject to the terms and conditions of this Certificate of Designations. Further, the provisions of this Section 6.2 notwithstanding, in the event that the Company issues any additional equity or Common Stock Equivalents in connection with an acquisition or any other transaction where the Company does not receive, directly or indirectly, cash proceeds in exchange for the securities being issued, such transaction shall not constitute a Triggering Issuance. The Company shall provide the Holders of

Series A Preferred Stock (i) five (5) days prior written notice of any proposed Triggering Issuance and (ii) within two (2) Business Days of the Triggering Issuance, a detailed breakdown of the Net Cash Proceeds with respect thereto. “Net Cash Proceeds” means the amount equal to (a) the gross cash proceeds of the Triggering Issuance, minus (b) all (i) underwriting discounts, commissions and expenses, (ii) placement agent fees paid to persons and entities that are not Affiliates of the Company, and (iii) reasonable legal and accounting fees and expenses.

6.3 Redemption Discounts. Commencing on the Original Issue Date and ending on the fourth anniversary of the Original Issue Date, in the event that any shares of Series A Preferred Stock are redeemed pursuant to Section 6.1 or 6.2, the Redemption Amount for each share being redeemed shall be reduced by an amount determined by multiplying the discount rate listed below for the period in which the Redemption is consummated by the Redemption Amount before such discount is applied.

For the Period:	Discount to Redemption Amount in Effect
Commencing on the Original Issue Date and ending on the 1st anniversary of the Original Issue Date	9.0909%

Commencing on the day after the 1st anniversary of the Original Issue Date and ending on the 2nd anniversary of the Original Issue Date	6.8182%

Commencing on the day after the 2nd anniversary of the Original Issue Date and ending on the 3rd anniversary of the Original Issue Date	4.5455%

Commencing on the day after the 3rd anniversary of the Original Issue Date and ending on the 4th anniversary of the Original Issue Date	2.2727%

From and after the fourth anniversary of the Original Issue Date, no reduction shall be made to the Redemption Amount for any share of Series A Preferred Stock.

SECTION 7

TRANSFERS

7.1 Prohibitions on Transfers. No sale, exchange, delivery, assignment, transfer, disposal, encumbrance, pledge or hypothecation, whether voluntary, involuntary, by operation of law, or resulting from death, disability or otherwise (a “Transfer”) will be made by a Holder of any shares of Series A Preferred Stock held by such Holder without the express written consent of the Company (which approval may be granted, denied or withheld in the Board’s reasonable discretion), provided that, a Holder may effect a Transfer to its Affiliate upon written notice to the Company.

7.2 Effect of Wrongful Transfers. Any attempted Transfer not in accordance with the terms of this Section 7 will be null and void and will not be reflected on the Company’s books and records.

SECTION 8

MISCELLANEOUS

8.1 Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

8.2 Charges, Taxes and Expenses. Issuance of certificates for shares of Series A Preferred Stock and for shares of Common Stock deliverable pursuant to this Certificate of Designations shall be made without charge to the Holders for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company. The Holder shall be responsible for all transfer tax and other tax liability that may arise as a result of transferring the Series A Preferred Stock or the issuance and delivery of shares of Common Stock deliverable pursuant to this Certificate of Designations in a name other than that of the Holder of the Series A Preferred Stock to be converted.

8.3 Replacement Certificates. If any certificate evidencing Series A Preferred Stock, or Common Stock deliverable pursuant to this Certificate of Designations, is mutilated, lost, stolen or destroyed, or a Holder fails to deliver such certificate as may otherwise be provided herein, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

8.4 Reservation of Common Stock and Series A Preferred Stock. The Company shall, at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue shares of Common Stock and Series A Preferred Stock as required hereunder, prior to the Automatic Conversion Date, the number of shares of Common Stock and Series A Preferred Stock which are then issuable and deliverable pursuant to this Certificate of Designations, in each case free from preemptive rights or any other contingent purchase rights of persons other than the Holders. All shares of Common Stock and Series A Preferred Stock so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable, and free and clear of all liens, claims and encumbrances (except those created by the Holders). Prior to the delivery of any securities that the Company shall be obligated to issue upon conversion of the Series A Preferred Stock, the Company shall use reasonable best efforts to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority (if applicable).

8.5 Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the Business Day following the date of mailing, if sent by a nationally recognized overnight courier service, or (ii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Company, to the address therefor set forth on the signature page hereto, or (ii) if to a Holder, to the address appearing on the Company’s stockholder records or such other address as such Holder may provide to the Company in accordance with this Section 8.5. “Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by law to be closed.

8.6 Amendments; Modifications. No provision of this Certificate of Designations may be amended, except in a written instrument signed by the Company and Holders of at least a majority of the shares of Series A Preferred Stock then outstanding. Any of the rights of the Holders set forth herein may be waived by the affirmative vote of Holders of at least a majority of the shares of Series A Preferred Stock then outstanding, provided that only a Holder may waive its own rights as provided in this Certificate of Designations. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

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IN WITNESS WHEREOF, this Certificate of Designations for the Series A Convertible Preferred Stock has been executed by a duly authorized officer of the Company on the date set forth below.

NEOGENOMICS, INC.

Date: December 28, 2015	By:	/s/ George Cardoza
	Name:	George Cardoza
	Title:	Chief Financial Officer

COMPANY ADDRESS:
12701 Commonwealth Drive, Suite 9
Fort Myers, FL 33913